Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: May 7, 2014

PLAN IN ACTION ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS May 8, 2014

PLAN IN ACTION G. Wesley Voorheis Chairman ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS May 8, 2014

PLAN IN ACTION David Garofalo President & CEO ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS May 8, 2014

Cautionary Information Forward Looking Information This presentation contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") within the meaning of applicable Canadian and United States securities legislation. All information contained in this presentation, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this presentation is qualified by this cautionary note. Forward looking information includes, but is not limited to, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer (as defined below) to acquire all of the issued and outstanding shares of Augusta Resource Corporation (“Augusta”), the market for and listing of the common shares we may issue pursuant to the Offer, the value of our common shares that may be received as consideration under the Offer, our ability to complete the transactions contemplated by the Offer, the permitting, development and financing of Augusta’s Rosemont copper project (the “Rosemont Project”), the purpose of the Offer, the completion of any compulsory acquisition or subsequent acquisition transaction in connection with the Offer and any commitment to acquire outstanding shares of Augusta, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects, production at our 777, Lalor and Reed mines and initial production from the Constancia project, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to complete the development of our Lalor, and Constancia projects and the anticipated scope and cost of any development plans for these projects, anticipated timing of our projects and events that may affect our projects, including the anticipated issue of required licenses and permits, our expectation that we will receive the remaining deposit amount under our amended precious metals stream transaction with Silver Wheaton Corp. ("Silver Wheaton") and additional funding under our equipment financing transaction with Caterpillar Financial Services Corporation (“CAT Financial”), expectations with respect to additional credit facilities, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to: the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; the costs of production; the supply and demand for metals we produce; no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates; the supply and availability of concentrate for our processing facilities; the supply and availability of reagents for our concentrators; the availability of third party processing facilities for our concentrate; the supply and availability of all forms of energy and fuels at reasonable prices; the availability of transportation services at reasonable prices; no significant unanticipated operational or technical difficulties; the execution of our business and growth strategies, including the success of our strategic investments and initiatives; the availability of financing for our exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; the timing and receipt of various regulatory and governmental approvals; the availability of personnel for our exploration, development and operational projects and ongoing employee relations; our ability to secure required land rights to complete our Constancia project; maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project and First Nations communities surrounding our Lalor project and Reed mine; no significant unanticipated challenges with stakeholders at our various projects; no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters; no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples; the timing and possible outcome of pending litigation and no significant unanticipated litigation; certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the accuracy of Augusta’s public disclosure; that all conditions to the Offer will be satisfied or waived; and the timing and likelihood of entering into a standby credit facility and offtake arrangement in respect of Constancia. AGM PRESENTATION l 4

Cautionary Information (continued) Forward Looking Information (continued) The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the impact of the issuance of our common shares as consideration under the Offer on the market price of our common shares, the development of the Rosemont Project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken in connection with the Offer, the reduced trading liquidity of common shares of Augusta not deposited under the Offer, Augusta becoming a minority-owned or majority-owned subsidiary of Hudbay after consummation of the Offer, the possibility that Hudbay may remain a minority shareholder of Augusta after consummation of the Offer without the ability to control the management or direction of Augusta, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, the failure to obtain required approvals or clearances from government authorities on a timely basis, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this presentation or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law. AGM PRESENTATION l 5

Cautionary Information (continued) Information Concerning Augusta Except as otherwise expressly indicated herein, the information concerning Augusta contained in this presentation has been taken from and is based solely upon Augusta’s public disclosure on file with the relevant securities regulatory authorities. Augusta has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Augusta contained in this presentation. Although we have no knowledge that would indicate that any information or statements contained in this presentation concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of our directors or officers have verified the accuracy or completeness of such information or statements or are aware of any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements. We have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Augusta’s publicly available documents or records or whether there has been any failure by Augusta to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Augusta is given based on information in Augusta’s public disclosure available as of the date of the Offer. Cautionary Note in Respect of the Offer The full details of the Offer are set out in the takeover bid circular and accompanying offer documents, as amended (collectively, the “Offer Documents”), which we filed with the Canadian securities regulatory authorities. We also filed with the SEC a registration statement on Form F- 10, as amended (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO, as amended (the “Schedule TO”). The disclosure related to the Offer in this presentation is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the information agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America) or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181. This presentation does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta. AGM PRESENTATION l 6

Cautionary Information (continued) The scientific and technical information in respect of Hudbay contained in this presentation related to the Constancia project has been prepared by or under the supervision of Cashel Meagher, P.Geo., Hudbay’s Vice President, South America Business Unit. The scientific and technical information related to all other sites and projects of Hudbay contained in this presentation has been prepared by or under the supervision of Robert Carter, P.Eng., Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are Qualified Persons for the purposes of NI 43-101 – Standards of Disclosure for Mineral Projects. ( NI 43-101 ). The mineral reserve and resource estimates included in or underlying assumptions referenced in this presentation were prepared in accordance with NI 43-101 and the Canadian Institute on Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines. Mineral resources that are not mineral reserves do not have demonstrated economic viability. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, please see the Technical Reports for each of Hudbay’s properties as filed on SEDAR at www.sedar.com. The disclosure in this presentation uses mineral resource classification terms and mineral resource estimates that comply with NI 43-101. NI 43-101 establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained herein have been prepared in accordance with NI 43-101. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set forth in Industry Guide 7. Consequently, reserve and resource information contained herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC. In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or their issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates referred to herein may not qualify as “reserves” under SEC standards. In addition, the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” are used to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. It cannot be assumed that all or any part of “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” contained herein is economically or legally mineable. For the above reasons, information contained herein containing descriptions of mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. AGM PRESENTATION l 7

Agenda 1. Market Update 2. 2013: Year in Review 3. 2014: Year of Growth 4. Hudbay: The Long-Term Vision 1 MANITOBA 777, LALOR, REED 2 COLOMBIA EXPLORATION 3 PERU CONSTANCIA 4 CHILE EXPLORATION ARIZONA ROSEMONT, PROPOSED ACQUISITION AGM PRESENTATION l 8

Market Update AGM PRESENTATION l 9

Metal Price Outlook Copper Spot Price and Forecast Zinc Spot Price and Forecast Gold Spot Price and Forecast $5.00 $2.50 $2,000 $4.00 $2.00 $1,600 $3.00 $1.50 $1,200 $2.00 $1.00 $800 $1.00 $0.50 $400 $0.00 $0.00 $0 1990 1993 1996 1999 2002 2005 2008 2011 2014 2017 2020 1990 1993 1996 1999 2002 2005 2008 2011 2014 2017 2020 1990 1993 1996 1999 2002 2005 2008 2011 2014 2017 2020 > Global supply/demand balance > Despite improved demand > Investment demand continues to to remain tight in 2014 > Chinese 2014 demand to grow 5.7% and demand returning from Western economies > Surpluses expected in 2015 could constrain price appreciation fundamentals, ample stocks have contained the spot price > Impending supply gap expected to be made up by new mine supply decline as the US dollar strengthens > Impacts of rising real US interest rates as well as low inflation expectations 1. Weekly market data as of April 25, 2014 Source: Bloomberg, Morgan Stanley, BMO, Wood Mackenzie AGM PRESENTATION l 10

Producer vs. Developer Trading Multiples INCREASING DIVERGENCE BETWEEN PRODUCERS AND DEVELOPERS Historical Consensus P / NAV Ratio 1.00x Developer Range Intermediate Producer Range Intermediate Producer Avg Developer Avg Hudbay 0.80x 0.60x 0.40x 0.20x 0.00x May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13 Jan-14 Feb-14 Mar-14 Apr-14 May-14 Source: Bloomberg, available equity research Intermediate producers include: Capstone Mining, Lundin Mining, OZ Minerals, PanAust, Turquoise Hill Resources Developer index includes: Augusta (unaffected), Candente, Duluth Metals, Hot Chili, Lumina Copper, Nevada Copper, NGEx Resources, Northern Dynasty Minerals, Panoro Minerals, Western Copper & Gold AGM PRESENTATION l 11

2013: Year in Review AGM PRESENTATION l 12

2013 Achievements SUCCESSFUL IN ACHIEVING IMPORTANT PROJECT MILESTONES… Lalor shaft sinking completed on time and on budget Raised over $500 million of non- dilutive financing Initial Reed mine production started on time and on budget Constancia construction well advanced Strong safety performance even with 74% increase in man-hours Reed ventilation fan, Dec 2013 Bulk head at Lalor, Sept 2013 AGM PRESENTATION l 13

2013 Challenges …BUT SUCCESS DIDN’T COME WITHOUT ITS CHALLENGES Capital cost increase at Constancia Missed copper production guidance Temporary decline in ore production in Manitoba put upward pressure on processing costs Constancia TMF East, Feb 2014 Jumbo drill at 777, Nov 2013 AGM PRESENTATION l 14

Share Price Performance HUDBAY TRADED IN-LINE WITH SECTOR; BUT ROUGH RIDE FOR EQUITIES Relative Share Price Since 2010 80.0% Copper Spot (4.3%) 60.0% Intermediate Producer Peer Average (27.2%) 40.0% 20.0% Hudbay (29.6%) S&P/TSX Metals & Mining Index (35.4%) 0.0% (20.0%) (40.0%) (60.0%) (80.0%) Intermediate producer peer group includes Captsone Mining, Lundin Mining, OZ Minerals, PanAust and Turquoise Hill Resources Note: all prices converted to CAD to eliminate foreign exchange effects AGM PRESENTATION l 15

2014: Year of Growth AGM PRESENTATION l 16

Near-Term Production Growth[1]

OPPORTUNITY FOR A RE-RATE IS SIGNIFICANT AS WE DELIVER GROWTH



570% Increase in Cu Production
(kt)
200
137% Increase in Au-Eq. Production²
(koz)
217
19% Increase in Zn Production
(kt)
103
Existing Operations⁴
Lalor⁵
Constancia⁶
Reed⁷
2013
2014E³
2015E

1. Represents production growth from 2013 actual production to 2015 anticipated production levels.
2. Au-Eq. production includes production subject to streaming transactions. Silver converted to gold at a ratio of 50:1 for 2014 guidance. For 2013 production, silver converted to gold at 64:1, based on 2013 estimated realized sales prices.
3. 2014 estimated production levels based on midpoint of 2014 production guidance released on January 8, 2014.
4. 777's anticipated production for 2015 is based on contained metal in concentrate as disclosed in "Technical Report 777 Mine, Flin Flon, Manitoba, Canada" dated October 15, 2012
5. Lalor's anticipated production for 2015 is based on contained metal in concentrate as disclosed in "Pre-Feasibility Study Technical Report, on the Lalor Deposit" dated March 29, 2012.
6. Constancia's anticipated production for 2015 is based on contained metal in concentrate as disclosed in, "The Constancia Project, National Instrument 43-101 Technical Report", filed on November 6, 2012.
7. Reed's anticipated production for 2015 is based on contained metal in concentrate as disclosed in, "Pre-Feasibility Study Technical Report on the Reed Copper Deposit" dated April 2, 2012 and reflects 100% attributable production to Hudbay.

AGM PRESENTATION I 17

2014: Key Milestones ON TRACK TO ACHIEVE OUR GROWTH OBJECTIVES IN 2014 Reed Lalor Lalor Constancia Commercial production Production shaft commissioning Underground exploration begins Commercial production 2014 2015 Q1 Q2 Q3 Q4 Q1 Q2 Rosemont Lalor Constancia Expiry of Augusta Offer Completion of refurbished Snow Lake Concentrator Initial production Note: All timelines are estimates AGM PRESENTATION l 18

Our South America Business 100%-OWNED CONSTANCIA COPPER DEVELOPMENT PROJECT IN PERU Over 8 million man-hours without lost time accident recently achieved 2013 Project over 71% complete as at Mar. 31, 2014 2014 On track for first production in Q4 2014, commercial production in Q2 2015 AGM PRESENTATION l 19

Constancia Construction On Schedule Constancia pre-stripping activities, Apr 2014 Reclaim tunnels to feed Constancia ball mills, Apr 2014 Constancia cyclone banks, Apr 2014 Constancia primary crusher, Apr 2014 AGM PRESENTATION l 20

Our Manitoba Business STEADY PRODUCTION AND PROVEN BUSINESS MODEL IN MANITOBA Winnipeg AGM PRESENTATION l 21

777 Mine 100%-OWNED MINE IN MANITOBA > 6 lost-time accidents over past 6 years > Mature mine with steady cost performance > $4 million underground exploration program looking for mine life extensions 1,600 1,424 1,470 1,540 1,488 1,492 1,529 1,620 $50 1,200 $38 $39 $38 $43 $43 $37 $37 $40 View of 777 headframe $30 800 $20 400 $10 Ore Mined (kt) Mining Cost (C$/tonne) -- -- 2007 2008 2009 2010 2011 2012 2013 Mechanical shop underground at 777 AGM PRESENTATION l 22

Lalor Mine 00%-OWNED MINE IN MANITOBA > 1,000 days without a lost-time accident > Doubling of production capacity in second half of 2014 on time and on budget Aerial view of Lalor’s main production shaft, Jul 2013 Inside Lalor hoist house, Dec 2013 955m level steel installation, Mar 2014 AGM PRESENTATION l 23

Reed Mine 70%-OWNED MINE IN MANITOBA > 2-year construction program completed with no lost-time accidents > Achieved commercial production ahead of guidance and under budget Aerial view of Reed project site, Sep 2013 Ore face at 135m level at Reed, Mar 2014 Loading ore for transportation from Reed to Flin Flon, Feb 2014 AGM PRESENTATION l 24

New Period of Exploration $20 MILLION EXPLORATION BUDGET PLANNED FOR 2014 Lalor Cross-Section with 2014 Exploration Platform Constancia Exploration to Resume in 2014 > Airborne geophysical program Vent Raise Production Shaft 0m completed 500m Exploration Platform 1000m Legend Base metal zone Gold zone Copper-gold zone 1500m High-grade intercepts 500 m AGM PRESENTATION l 25

Hudbay: The Long-Term Vision AGM PRESENTATION l 26

Proposed Acquisition of Augusta IDEAL FIT WITH HUDBAY’S DISCIPLINED GROWTH STRATEGY In February 2014, Hudbay announced intention to acquire Augusta > Enhances Hudbay’s market position as leading intermediate base metals company > Rosemont sequences well with Hudbay’s existing projects > Utilize Hudbay’s technical expertise and financial capacity to develop Rosemont > Accretive to key per share metrics View of Rosemont project site Pima County, Arizona Source: Hudbay and Augusta public disclosure AGM PRESENTATION l 27

Production, Reserve and Resource Growth1 SIGNIFICANT PRODUCTION GROWTH SUPPORTED BY LARGE RESERVE BASE Copper Production Growth Copper Reserve and Resource Growth2 350 (mm tonnes Cu) 300 0.9 250 200 150 100 +570% 0.5 0.8 1.4 4.4 +92% in P+P Reserves 50 2.3 Copper Production (kt Cu) 0 2013A 2014E 2015E Pro Forma Hudbay Manitoba Constancia Hud bay Pro Fo rma Hud bay Pro ven an d Probable Measured an d In dicated In ferred Source: Hudbay and Augusta company disclosure 1. Assumes Hudbay acquires all of the issued and outstanding common shares of Augusta not currently held by Hudbay by issuing 0.315 of a Hudbay share per Augusta share. “Pro Forma Hudbay” indicates the expected impact on Hudbay after completion of an acquisition of Augusta 2. Based on Hudbay’s production, reserves and resources estimates and Augusta’s NI 43-101 Technical Report – Updated Feasibility Study, Rosemont Copper Project prepared by M3 Engineering & Technology Corporation dated August 28, 2012 AGM PRESENTATION l 28

Global Producer with Leading Cash Costs1 TOP GLOBAL PRODUCER WITH SIGNIFICANT LEVERAGE TO COPPER AND BOTTOM QUARTILE COSTS Global Positioning on 2018E Copper Production 4.0 3.0 2.0 1.0 0.0 Rank 15 Rank 27 Rank 62 Global Positioning on 2018E Cash Costs $2.50 $2.00 $1.50 $1.00 $0.50 $0.00 Freeport Codelco Glencore BHP First Quantum Southern Cu Rio Tinto KGHM Kazakhmys Vale Anglo Antofagasta N. Iranian Cu Norilsk Hudbay (2018) PF Teck Chinalco Sumitomo Mitsubishi Barrick JX Holdings Vedanta Grupo Mexico Jiangxi Cu Gecamines ENRC Hudbay (2018) MMG ZCCM Russian Cu UGMK Mong. Gov't Lundin Marubeni Nevada Cu Mitsui Buenaventura Newcrest Private OZ Minerals Capstone Hudbay (2014) Southern Cu Chinalco Russian Cu Hudbay (2018) Hudbay (2018) PF Private MMG Jiangxi Cu OZ Minerals Capstone Nevada Cu Lundin Rio Tinto Buenaventura Freeport Hudbay (2014) Sumitomo Glencore Mong. Gov't Vale Teck JX Holdings First Quantum Mitsubishi Antofagasta Codelco ENRC KGHM Gecamines Marubeni Norilsk Mitsui Grupo Mexico BHP UGMK Anglo Kazakhmys N. Iranian Cu ZCCM Newcrest Barrick Vedanta Copper Production (bn lbs) Net Cash Costs (US$/lb Cu) Source: Wood Mackenzie 1. Assumes Hudbay acquires all of the issued and outstanding common shares of Augusta not currently held by Hudbay by issuing 0.315 of a Hudbay share per Augusta share. “Hudbay (2018) PF” indicates the expected impact on Hudbay after completion of an acquisition of Augusta. AGM PRESENTATION l 29

Why Hudbay? DISCIPLINED GROWTH STRATEGY Focused on growth in net asset value, earnings and cash flow per share > Mining friendly jurisdictions in the Americas > VMS and porphyry deposits > Leverage operating, development and exploration expertise > Seeking development stage assets AGM PRESENTATION l 30

PLAN IN ACTION ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS May 8, 2014